June 10, 2010


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:  Safer Shot, Inc. (the "Company")
     Comment Letter Dated May, 6, 2010
     Form 10-K FYE September 30, 2009
     Filed January 15, 2010 and amended January 27, 2010
     Form 10-Q for Quarter ened December 31, 2009
     File No. 0-28769

Dear Mr. Reynolds:

We are responding to comments contained in the Staff letter, dated May 6, 2010,addressed to Mr. John Lund, the Company's President, with respect to the Company's filing of Form 10K for the FYE September 30, 2010.

The Company has replied below on a comment by comment basis, with each response numbered to relate to the corresponding Comments in your letter (the "Comments"). In view of the Comments and the Company's responses set forth below, the Company is in the process of amending the above referenced annual report accordingly.

General
Paragraph 1-Changes are being incorporated and will be attached to this correspondence.

Paragraph 2. Management held the special meeting of February 25, 2010 under Nevada Revised Statues paragraph 78.310, 78.320, 78.325 and the bylaws of the
company.   It is believed that compliance with state laws are the overriding considerations for conducting necessary business for the company.

An annual meeting was held on April 30, 2010 after filing the PRE 14A on March 26, 2010 and the DEF 14A on April 14, 2010. This meeting was held under states as mentioned above as well being in compliance with proxy rules.

Since our securities attorney passed away before we could begin work on your letter of May 6, 2010, we are uncertain of what considerations that might have been made concerning compliance other than state law. Regardless, the overwhelming majority of shareholders approved Mr. Lund and Mr. Black at both meetings.


Description of Business

Paragraph 3.  See revisions below.

Exhibits
Paragraph 4 - See additional exhibits added in the revisions below. The agreements referenced in the second sentence were addressed in the company's response under description of business and are included below.

Evaluation of Internal Control Over Financial Reporting
Paragraph 5 - The company response on internal control remains that the effectiveness of the company's internal control over financial reporting was in compliance. This is based in part on the fact that the PCOAB just completed an extensive review of the company's auditor and the financials for the three periods ending 09/30/07, 09/30/08 and 09/30/09 and did not recommend any changes.

Balance Sheet
Paragraph 6 - Footnote and Management Discussion amended, see revisions.

Prepaid Financing
Paragraph 7 - Exhibit 10-1 filed on 8-K June 5, 2007 does not include detachable warrants. There were no detachment warrants issued on either of the two derivative issues. The footnote will be amended to eliminate references to detachable warrants. The PCOAB just completed an extensive review on the prepaid financing issue in their review of the three years audits. They recommended that no changes be made.

Paragraph 8 - There were two debt instruments. One previously mentioned underpaid financing and one issued by James Yeung in the amount of $100,000. The derivative liabilities were determined utilizing a Black-Scholes analysis. A Black-Scholes analysis was prepared on a quarterly basis. The difference in derivative liabilities were written off. There were no warrants. Beneficial conversion features were based on EITF 98-5, EITF No. 00-27 and Application of issue No 98-5 to certain convertible instruments. Those features were measured utilizing a Black-Scholes analysis.

Paragraph 9 - Financial statements will be revised and submitted to the auditor under FASB ASC 220-10-55-2 and 3 and SAB Topic 14.F. Upon approval will be included in 10KA.

Form 10-Q

Item 3. Controls and procedures
Paragraph 10 - DC & P revised.  See revision below.

Paragraph 11 - Revised statement.  See below.

Please contact James Slayton of the audit committee (702-366-0644) with any questions, suggestions or revisions. Per his conversation with the Commission on March 29th, 2010, we are waiting for your review of our response to complete the amended 10K.

Sincerely,



John Lund,
Chief Executive Officer


 REVISIONS

Exhibits

3.3      Employment Agreement with Mr. Yehuda Meller, January 2006

3.4      Amended Employment Agreement with Mr. Yehuda Meller, June 2007

3.5      Bridge Loan Agreement, January 2008, Form 8K

Description of Business

While deadlines have not been met, current management continues conversations with Mr. Meller and T.A.G. Engineering Ltd. If an updated agreement is not forthcoming, management is considering abandoning this project.

History

The Company has successfully implemented several stages of its business plan described herein. It remains, however, a shell company under SEC rules and a development stage company under general accounting rules.

Footnote 5

Fixed assets still on balance sheet
Manufacturing Equipment (Production in progress)  51,883

Management's Discussion
The company estimates that the molds are over 90% complete. Management has engaged in discussions on completing the molds and new agreements with primary parties in the past 3 months. At this time, an agreement has not been reached and there is no timetable for completion. In the event, that the company is unable to reach an agreement by September 30, 2010 then the molds will be evaluated by impairment review.


NOTE 11 - DERIVATIVE LIABILITY ARISING FROM CONVERTIBLE DEBT

The Company accounts for debt with embedded conversion features and warrant issues in accordance with EITF 98-5: Accounting for convertible securities with beneficial conversion features or contingency adjustable conversion and EITF No. 00-27: Application of issue No 98-5 to certain convertible instruments. Conversion features determined to be beneficial to the holder are valued at fair value and recorded to additional paid in capital. The Company utilized the Black-Scholes method to determine beneficial conversion features. Any discount derived from determining the fair value to the debenture conversion features is amortized to financing cost over the life of the debenture. The unamortized discount, if any, upon the conversion of the debentures is expensed to financing cost on a pro rata basis.

Form 10Q
Disclosure
The Company's Chief Executive Officer and Chief Financial Officer have concluded, that the Company's disclosure controls and procedures were effective on the filing date of the Quarterly Report on Form 10Q.

Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting (as defined by Rule 13a-15(f)), that occurred during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.